WINNING BRANDS CORPORATION

92 Caplan Avenue, Suite 134

Barrie, Ontario L4N 9J2 Canada

September 29, 2022

Attorney Jordan Nimitz

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Re: Winning Brands Corp

Amendment No. 1 to Offering Statement on Form 1-A

Filed September 23, 2022

File No. 024-11935

Dear Ms. Nimitz:

In response to your letter dated September 28, 2022, the following information is hereby submitted on behalf of Winning Brands Corp. (the "Company"). Amendment No. 2 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 1 to Offering Statement on Form 1A filed September 23, 2022

Year ended December 31, 2021 compared to Year ended December 31, 2020, page 32

1.We note your response to our prior comment 4 and reissue.  Your disclosure on page 32 states that for the years ended December 31, 2021 and 2020, the Company had revenues of $407,234 and $194,618, respectively, and that your cost of goods sold for FY 2020 was $194,618.  On page F-3, however, you report revenues of $407,2334 and $257,830 for FY2021 and FY2020, respectively with costs of goods sold of $63,212 for FY2020.  Please revise this disclosure so it is consistent.

Response: We have the disclosure on page 32 to be consistent with the attached financial statements.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

WINNING BRANDS CORP.

/s/ Eric Lehner

Eric Lehner

CEO